SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Elevation Oncology, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

28623U101
(CUSIP Number)

David Pezeshki
venBio Partners, LLC
1700 Owens Street, Suite 595, San Francisco, CA 94158
(415) 800-0800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28623U101	Page 2 of 8 Pages
1	NAMES OF REPORTING PERSONS
venBio Global Strategic Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,537,771

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,537,771

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,537,771

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 28623U101	Page 3 of 8 Pages
1	NAMES OF REPORTING PERSONS
venBio Global Strategic GP III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,537,771

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,537,771

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,537,771

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 28623U101	Page 4 of 8 Pages
1	NAMES OF REPORTING PERSONS
venBio Global Strategic GP III, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,537,771

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,537,771

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,537,771

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 28623U101	Page 5 of 8 Pages
1	NAMES OF REPORTING PERSONS
Corey Goodman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,537,771

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,537,771

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,537,771

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 28623U101	Page 6 of 8 Pages
1	NAMES OF REPORTING PERSONS
Robert Adelman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,537,771

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,537,771

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,537,771

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 28623U101	Page 7 of 8 Pages
Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to the shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Elevation Oncology, Inc. (the “Issuer”), whose principal executive offices are located at 888 Seventh Ave., 12th Floor, New York, New York 10106. This Amendment No. 3 amends and supplements the original statement on Schedule 13D filed by the Reporting Persons and Aaron Royston with the Securities and Exchange Commission (the “SEC”) on July 9, 2021, Amendment No. 1 to the Schedule 13D filed by the Reporting Persons and Aaron Royston with the SEC on May 27, 2022, and Amendment No. 2 filed by the Reporting Persons with the SEC on September 26, 2022 (collectively, the “Schedule 13D”). All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

A total of approximately $1,166,612.67, including commissions, was paid by Fund III to acquire the shares of Common Stock reported herein. The working capital of Fund III was the source of the funds for the shares of Common Stock acquired by Fund III, as reported herein.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D is hereby amended and supplemented as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 41,596,337 shares of Common Stock expected to be outstanding immediately following the Issuer’s underwritten follow-on offering, which was expected to close on June 13, 2023, as reported in the Issuer’s prospectus on Form 424B5, filed with the SEC on June 9, 2023.

Fund III directly holds all of the shares of Common Stock reported herein. As the sole general partner of Fund III, the General Partner III may be deemed to beneficially own the shares held by Fund III and as the sole general partner of the General Partner III, the GP Ltd. III may be deemed to beneficially own the shares held by Fund III. As directors of the GP Ltd. III, each of the Directors may be deemed to beneficially own the shares held by Fund III.

(c) Except for the transactions listed in Exhibit 99.5 to this Amendment No. 3, there have been no transactions in the shares of Common Stock by the Reporting Persons during the past sixty days.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.5	Schedule of Transactions, in response to Item 5(c).

CUSIP No. 28623U101	Page 8 of 8 Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2023
VENBIO GLOBAL STRATEGIC FUND III, L.P.

	By:		VENBIO GLOBAL STRATEGIC GP III, L.P. General Partner

	By:		VENBIO GLOBAL STRATEGIC GP III, LTD. General Partner

	By:		*
	Title:		Director
	By:		*
	Title:		Director
	By:		*
	Title:		Director

VENBIO GLOBAL STRATEGIC GP III, L.P.

	By:		VENBIO GLOBAL STRATEGIC GP III, LTD. General Partner

	By:		*
	Title:		Director
	By:		*
	Title:		Director
	By:		*
	Title:		Director

VENBIO GLOBAL STRATEGIC GP III, LTD.

	By:		*
	Title:		Director
	By:		*
	Title:		Director
	By:		*
	Title:		Director

*
Corey Goodman

*
Robert Adelman

		By:	/s/ David Pezeshki
David Pezeshki
As attorney-in-fact

This Schedule 13D was executed by David Pezeshki on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 99.2.